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                     August 2, 2022

       Marc Rossiter
       Chief Executive Officer
       Enerflex Ltd.
       1331 Macleod Trail S.E., Suite 904
       Calgary, Alberta, Canada, T2G 0K3

                                                        Re: Enerflex Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed July 18, 2022
                                                            File No. 333-263714

       Dear Mr. Rossiter:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2022 letter.
 Marc Rossiter
FirstName  LastNameMarc Rossiter
Enerflex Ltd.
Comapany
August     NameEnerflex Ltd.
       2, 2022
August
Page 2 2, 2022 Page 2
FirstName LastName
Amendment No. 2 to Registration Statement on Form F-4

Management's Discussion and Analysis of Financial Condition and Results of Operations
Enerflex
First Quarter 2022 Overview, page 247

1. In your response to prior comment 3, you state that the impact of inflation to the current period and comparative period is not material and therefore no disclosures have been made in the variance analysis of the results. However, we note your disclosure that the gross margin percent was 16.6 percent for the three months ended March 31, 2022 as compared to 22.4 percent for the three months ended March 31, 2021 and that the lower gross margin percent was due to a shift in the product mix, less government grants received, and competitive pricing pressures on materials and labor. Considering that it appears that the change in gross margin percent has had a material impact on your net income, please provide further quantification of the specific factors that impacted your gross margin percent during each period presented.
Audited Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 23, Revenue, page F-40

2. In your response to prior comment 5 you indicate that your finance lease projects are located in a single operating segment. However, it appears that you have finance leases in both your Engineered Systems and Energy Infrastructure product line. Tell us how you considered disclosing the aggregate amount of selling profit on all of your finance leases on a combined basis. Considering your response indicates that finance lease(s) in bookings, backlog, and unsatisfied performance obligations are material projects, it is unclear how your disclosures comply with the objectives of paragraph 90 of IFRS 16 and why this is not material information to investors. Identify the citations in IFRS that supports why you believe you are exempt from this disclosure requirement. Confirm that your consolidated financial statements are in compliance with International Financial
         Reporting Standards as issued by the International Accounting Standards without this disclosure.
Unaudited Interim Consolidated Financial Statements
Interim Consolidated Statements of Cash Flows for the three months ended March 31, 2022, page F-62

3. Please clarify why you refer to your change in working capital, reflected in operating activities, as non-cash. In this regard, it appears that these changes have impacted, or will impact, cash. Please revise or advise.
 Marc Rossiter
FirstName  LastNameMarc Rossiter
Enerflex Ltd.
Comapany
August     NameEnerflex Ltd.
       2, 2022
August
Page 3 2, 2022 Page 3
FirstName LastName
4. We note your restated statement of cash flows. Please revise your disclosures to describe
         the components of the caption    Net change in working capital
associated with investing
         activities,    and tell us why it is appropriate to reflect these
changes as financing activities.

       You may contact Laura Veator, Senior Staff Accountant, at 202-551-3716 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Technology
cc:      Lee McIntyre